SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                       AMENDMENT NO. 1 TO

                         SCHEDULE 13D
                      (Final Amendment)
            Under the Securities Exchange Act of 1934

                   Puritan-Bennett Corporation
                         (Name of Issuer)

                 Common Stock, $1.00 par value
                 (Title of Class of Securities)

                             746299106
                         (CUSIP Number)

                       David P. Levin, Esq.
          Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                        919 Third Avenue
                     New York, New York  10022
                         (212) 715-9100
             (Name, Address and Telephone Number of
              Person Authorized to Receive Notices
                       and Communications)


                      March 17, 1995
             (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box:   /_/

Check the following box if a fee is being paid with this
statement:   / /

                   Page 1 of 14 pages


PAGE
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                      SCHEDULE 13D
CUSIP No.  746299106
                                            Page 2 of 14 Pages
1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON

          DICKSTEIN & CO., L.P.                        13-3321472

2)    CHECK THE APPROPRIATE BOX IF A
      MEMBER OF A GROUP                       (a)  /_/

                                              (b)  SEE ITEM 5

3)    SEC USE ONLY

4)    SOURCE OF FUNDS
          WC

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
                                                      /_/

6)    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

                         7)             SOLE VOTING POWER
                                        Not Applicable
      NUMBER
      OF                 8)             SHARED VOTING POWER
      SHARES                            319,000 (See Item 5)
      BENEFICIALLY
      OWNED BY           9)             SOLE DISPOSITIVE POWER
      EACH                              Not Applicable
      REPORTING

      PERSON             10)            SHARED DISPOSITIVE POWER
      WITH                              319,000 (See Item 5)

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      319,000 (See Item 5)

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                    /_/

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.5% (See Item 5)

14)   TYPE OF REPORTING PERSON
             PN
PAGE

                      SCHEDULE 13D
CUSIP No.  746299106                           Page 3 of 14 Pages

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON

                DICKSTEIN FOCUS FUND L.P.        13-3746015

2)    CHECK THE APPROPRIATE BOX IF A
      MEMBER OF A GROUP                          (a)  /_/

                                                 (b)  SEE ITEM 5

3)    SEC USE ONLY

4)    SOURCE OF FUNDS
          WC

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                  /_/

6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE

                    7)   SOLE VOTING POWER
                         Not Applicable
      NUMBER
      OF            8)   SHARED VOTING POWER
      SHARES             38,500 (See Item 5)
      BENEFICIALLY
      OWNED BY      9)   SOLE DISPOSITIVE POWER
      EACH               Not Applicable
      REPORTING
      PERSON        10)  SHARED DISPOSITIVE POWER
      WITH               38,500 (See Item 5)

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      38,500 (See Item 5)

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                    /_/

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      .3% (See Item 5)

14)   TYPE OF REPORTING PERSON
             PN

                      SCHEDULE 13D
CUSIP No.  746299106                           Page 4 of 14 Pages

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF
      ABOVE PERSON

          DICKSTEIN INTERNATIONAL LIMITED

2)    CHECK THE APPROPRIATE BOX IF A MEMBER
      OF A GROUP                                  (a)  /_/

                                                  (b)  SEE ITEM 5

3)    SEC USE ONLY

4)    SOURCE OF FUNDS
         WC

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   /_/

6)    CITIZENSHIP OR PLACE OF ORGANIZATION

             BRITISH VIRGIN ISLANDS

                         7)     SOLE VOTING POWER
                                Not Applicable
      NUMBER
      OF                 8)     SHARED VOTING POWER
      SHARES                    146,000 (See Item 5)
      BENEFICIALLY
      OWNED BY           9)     SOLE DISPOSITIVE POWER
      EACH                      Not Applicable
      REPORTING
      PERSON            10)     SHARED DISPOSITIVE POWER
      WITH                      146,000 (See Item 5)

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      146,000 (See Item 5)

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                   /_/

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.2% (See Item 5)

14)   TYPE OF REPORTING PERSON
             CO

                      SCHEDULE 13D
CUSIP No.  746299106                           Page 5 of 14 Pages

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON

             DICKSTEIN PARTNERS, L.P.         13-3544838

2)    CHECK THE APPROPRIATE BOX IF A MEMBER
      OF A GROUP                                  (a)  /_/

                                                  (b)  SEE ITEM 5

3)    SEC USE ONLY

4)    SOURCE OF FUNDS
             AF

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /_/

6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

                         7)     SOLE VOTING POWER
                                Not Applicable
      NUMBER
      OF                 8)     SHARED VOTING POWER
      SHARES                    357,500 (See Item 5)
      BENEFICIALLY
      OWNED BY           9)     SOLE DISPOSITIVE POWER
      EACH                      Not Applicable
      REPORTING
      PERSON            10)     SHARED DISPOSITIVE POWER
      WITH                      357,500 (See Item 5)

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

      PERSON
      357,500 (See Item 5)

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                   /_/

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.8% (See Item 5)

14)   TYPE OF REPORTING PERSON
             PN

                      SCHEDULE 13D
CUSIP No.  746299106                          Page 6 of 14 Pages

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF
      ABOVE PERSON

             DICKSTEIN PARTNERS INC.          13-3537972

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF
      A GROUP                                     (a)  /_/

                                                  (b)  SEE ITEM 5

3)    SEC USE ONLY

4)    SOURCE OF FUNDS
             AF

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                  /_/

6)    CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

                         7)     SOLE VOTING POWER
                                Not Applicable
      NUMBER
      OF                 8)     SHARED VOTING POWER
      SHARES                    503,500 (See Item 5)
      BENEFICIALLY
      OWNED BY           9)     SOLE DISPOSITIVE POWER
      EACH                      Not Applicable
      REPORTING
      PERSON            10)     SHARED DISPOSITIVE POWER
      WITH                      503,500 (See Item 5)

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      503,500 (See Item 5)

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                   /_/

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.0% (See Item 5)

14)   TYPE OF REPORTING PERSON
             CO

                      SCHEDULE 13D
CUSIP No.  746299106                           Page 7 of 14 Pages

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON

             MARK DICKSTEIN

2)    CHECK THE APPROPRIATE BOX IF A MEMBER
      OF A GROUP                                  (a)  /_/

                                                  (b)  SEE ITEM 5

3)    SEC USE ONLY

4)    SOURCE OF FUNDS
             AF

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                  /_/

6)    CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES

                         7)     SOLE VOTING POWER
                                Not Applicable
      NUMBER
      OF                 8)     SHARED VOTING POWER
      SHARES                    503,500 (See Item 5)
      BENEFICIALLY
      OWNED BY           9)     SOLE DISPOSITIVE POWER
      EACH                      Not Applicable
      REPORTING
      PERSON            10)     SHARED DISPOSITIVE POWER
      WITH                      503,500 (See Item 5)

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      503,500 (See Item 5)

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                   /_/

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.0% (See Item 5)

14)   TYPE OF REPORTING PERSON
             IN

                   Amendment No. 1 to Schedule 13D
                         (Final Amendment)

          This Statement amends the Schedule 13D, dated January 27, 1995, (the "Schedule 13D"), filed by Dickstein & Co., L.P., Dickstein International Limited, Dickstein Focus Fund L.P., Dickstein Partners, L.P., Dickstein Partners Inc. and Mark Dickstein with respect to the Common Stock, $1.00 par value (the "Common Stock"), of Puritan-Bennett Corporation, a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 1, the Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

I.  Item 3 of the Schedule 13D, Source and Amount of Funds and
    Other Consideration is hereby amended by adding the following paragraph:

    "Since January 27, 1995 (the date the Reporting Persons filed the Schedule 13D) and without giving effect to the sale of shares of Common Stock set forth in Schedule II hereto, the Reporting Persons in the aggregate acquired an additional 72,900 shares of Common Stock in the open market. Dickstein & Co. acquired 23,600 of such shares at a total cost of $518,500, Dickstein International acquired 9,000 of such shares at a total cost of $197,800 and Dickstein Focus acquired 40,300 of such shares at a total cost of $878,650. Such amounts were funded out of each entity's working capital, which may include margin loans made by brokerage firms in the ordinary course of business."

II. Items 5(a), 5(c) and 5(e) of the Schedule 13D, "Interest in
    Securities of the Issuer," are amended and restated in their entirety as follows:

          "The Reporting Persons beneficially own an aggregate of 503,500 shares of Common Stock, representing approximately 4.0% of the shares of Common Stock. Dickstein & Co., L.P. owns 319,000 of such shares, representing approximately 2.5% of the shares outstanding, Dickstein International owns 146,000 of such shares, representing approximately 1.2% of the shares outstanding, and Dickstein Focus owns 38,500 of such shares, representing approximately .3% of the shares outstanding. The above-mentioned percentages are based upon an aggregate of 12,556,811 shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10Q for the quarter ended October 31, 1994."


                                   -8-
PAGE

          "(c) Except as set forth on Schedule II hereto, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days."

          "(e) The Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock on March 17, 1995. Accordingly, the Reporting Persons no longer have a reporting obligation under Section 13(d) of the Exchange Act with respect to the Common Stock, and the Reporting Persons intend not to further amend their report on Schedule 13D to reflect changes in the facts set forth herein which may occur after the date hereof."

PAGE

                         SIGNATURE


          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  March 20, 1995


                      DICKSTEIN & CO., L.P.

                      By:  Alan Cooper, as Vice President
                      of Dickstein Partners Inc., the
                      general partner of Dickstein
                      Partners, L.P., the general partner
                      of Dickstein & Co., L.P.

                      /s/ Alan Cooper
                      Name:  Alan Cooper

                      DICKSTEIN INTERNATIONAL LIMITED

                      By:  Alan Cooper, as Vice President of
                      Dickstein Partners Inc., the agent of
                      Dickstein International Limited

                      /s/ Alan Cooper
                      Name:  Alan Cooper


                      DICKSTEIN FOCUS FUND L.P.

                      By:  Alan Cooper, as Vice President of
                      Dickstein Partners Inc., the general
                      partner of Dickstein Partners, L.P., the
                      general partner of Dickstein Focus Fund
                      L.P.

                      /s/ Alan Cooper
                      Name:  Alan Cooper

PAGE

                    DICKSTEIN PARTNERS, L.P.

                    By:  Alan Cooper, as Vice President of
                    Dickstein Partners Inc., the general partner
                    of Dickstein Partners, L.P.

                    /s/ Alan Cooper
                    Name:  Alan Cooper


                    DICKSTEIN PARTNERS INC.

                    By:  Alan Cooper, as Vice President

                    /s/ Alan Cooper
                    Name:  Alan Cooper


                    /s/ Mark Dickstein
                    Name:   Mark Dickstein

PAGE
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                                                     SCHEDULE II

                   TRANSACTIONS IN COMMON STOCK
                      OF PURITAN BENNETT CORP




Shares Purchased by Dickstein & Co., L.P.

             Number of
              Shares       Price Per                    Total
Date          Bought         Share     Commission        Cost

3/3/95        17,600        22.000        25.00       387,225.00
3/6/95         6,000        21.875        25.00       131,275.00



Shares Sold by Dickstein & Co., L.P.

             Number of      Price Per                    Total
Date        Shares Sold       Share     Commission      Proceeds

3/9/95         10,000         23.750      25.00        237,475.00
3/10/95        16,100         23.625      25.00        380,337.50
3/13/95        22,000         23.598      25.00        519,131.00
3/14/95        12,000         23.500      25.00        281,975.00
3/16/95        16,000         23.492      25.00        375,851.80
3/17/95        73,000         24.280      25.00      1,772,415.00
3/20/95         8,000         23.750      25.00        189,975.00

PAGE

Shares Purchased by Dickstein Focus Fund L.P.

             Number of
              Shares       Price per                      Total
Date          Bought         Share      Commission         Cost

2/17/95        2,600         21.563        25.00        56,087.50
2/21/95        5,000         21.625        25.00       108,150.00
2/22/95       10,000         21.688        25.00       216,900.00
2/23/95       13,700         21.875        25.00       299,712.50
3/3/95         7,000         22.000        25.00       154,025.00
3/6/95         2,000         21.875        25.00        43,775.00



Shares Sold by Dickstein Focus fund L.P.

            Number of      Price Per                     Total
Date       Shares Sold       Share     Commission       Proceeds

3/13/95       2,300         23.598        25.00         54,250.40
3/17/95       8,500         24.280        25.00        206,355.00
3/20/95       1,000         23.750        25.00         23,725.00

PAGE

Shares Purchased by Dickstein International, Ltd.

            Number of
             Shares       Price per                    Total
Date         Bought         Share     Commission       Cost

3/3/95        7,000        22.000       25.00        154,025.00
3/6/95        2,000        21.875       25.00         43,775.00





Shares Sold by Dickstein International, Ltd.

            Number of     Price Per                 Total
Date       Shares Sold      Share    Commission    Proceeds

3/9/95         5,000       23.750       25.00     118,725.00
3/10/95        7,200       23.625       25.00     170,075.00
3/13/95       10,700       23.598       25.00     252,473.60
3/14/95        5,500       23.500       25.00     129,225.00
3/16/95        6,800       23.492       25.00     159,722.60
3/17/95       33,500       24.280       25.00     813,355.00
3/20/95        4,500       23.750       25.00     106,850.00

PAGE
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